Mail Stop 4561

      February 6, 2006

Robert W. Hagger
President, Chief Executive Officer and
Director
Datawatch Corporation
175 Cabot Street, Suite 503
Lowell, MA  01854

	Re:	Datawatch Corporation
   Form 10-K for the Fiscal Year Ended
   September 30, 2005
		Filed December 12, 2005
		File No. 000-19960

Dear Mr. Hagger:

	We have reviewed the above referenced filings and have the following comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Note 1. Nature of Business and Summary of Significant Accounting
Policies

Revenue Recognition, page 32

1. We note your schedule on page 33 that presents the changes to and ending balances of the allowance for doubtful accounts for each of the three years ended September 30, 2005. Tell us how you considered including a similar schedule that includes your reserves for product returns and provide a copy of your valuation analysis for each of the periods for which a statement of operations is presented. Also, tell us how you considered presenting the activity for both of these accounts in Schedule II as noted in Rule 5-04 of Regulation S-X.

2. We note on page 3 that during 2004, you introduced a subscription sales model related to your enterprise products and that such subscription terms run 90 days to 24 months and automatically renew unless terminated within 90 days notice. We also note that you recognize revenue ratably over the period the service is provided. Tell us in detail what elements/services are included in your subscription arrangements (e.g. software, installation, maintenance, unspecified future upgrades, etc.) and why you believe subscription accounting is appropriate including the accounting literature you are relying on.

3. Your disclosures on page 4 make reference to "typical configurations" sold with the Company`s enterprise report management and business service center products. Explain what you mean by the term "typical configurations" and tell us how you account for these services. Are these configurations essential to the functionality of the software? Tell us how you considered paragraph 13 of SOP 97-2 in accounting for the software and configurations.

Note 2. Acquisitions, page 39

4. We note your reference to an independent valuation firm in your disclosures related to your acquisitions of Mergence Technologies Corporation and Auxilor, Inc. If you choose to refer to an independent appraisal firm, you must identify the independent appraisal firm and include the expert`s consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Rule 436(b) of Regulation C. Please note for future reference.

Item 9A. Controls and Procedures, page 49

5. We note in your controls and procedures section that you have evaluated the disclosure controls and procedures as of an unspecified date that is within 90 days before the filing date of this annual report. Tell us what consideration you have given to SEC Release No.
33-8238 which requires that the evaluation be done as of the end of the period covered by the annual report.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Robert W. Hagger
Datawatch Corporation
February 6, 2006
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